Exhibit 12.1

Universal City Development Partners, Ltd. and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

	Fiscal year ended December 31,
	2006	2005	2004
Earnings
Net income (loss)	$41,960	$35,268	$22,484
Loss (income) from joint ventures	711	178	1,161
Fixed charges	111,362	107,712	119,441
Amortization of capitalized interest	6,799	6,759	6,691
Distributions from joint ventures	164	529	559
Capitalized interest	(817)	(244)	(2,115)

Earnings before fixed charges	$160,179	$150,202	$148,221

Fixed Charges
Net interest expense	$109,733	$106,701	$116,546
Capitalized interest	817	244	2,115
Interest implicit in rentals	812	767	780

Total fixed charges	$111,362	$107,712	$119,441

Ratio of earnings to fixed charges	1.4	1.4	1.2